January 22, 2025

James C. Ryan, III
Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

       Re: Old National Bancorp
           Registration Statement on Form S-4
           Filed January 14, 2025
           File No. 333-284281
Dear James C. Ryan, III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   James J. Barresi